AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC,. V6C 1T1
Ph: (604)682-3701 Fax (604) 682-3600

June 28, 2002

ATTENTION: FINANCIAL REPORTING DEPARTMENT

Under the BC Securities Commission “Continuous Disclosure Review”, the attached Interim Financial Statement and BC-Form 51-901 are “AMENDED AND RESTATED” and are being filed to “replace” the previous ones filed under project #414017.

Thank you for your attention to this.

Andrea Regnier